UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 16, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

FDA posts briefing materials prior to Advisory Committee meeting for semaglutide

Bagsværd, Denmark, 16 October 2017 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has published the briefing documents ahead of the Advisory Committee meeting to discuss the New Drug Application (NDA) for approval of semaglutide, a once-weekly analogue of human glucagon-like peptide-1 (GLP-1) for the treatment of type 2 diabetes in adults.

The meeting takes place on 18 October 2017. The briefing documents from Novo Nordisk and the FDA form the basis for the Advisory Committee’s discussion, and provide an overview of the global development programme for semaglutide, including data from the SUSTAIN 3a clinical trial programme, which enrolled more than 8,000 adults with type 2 diabetes.

The briefing materials can be accessed on the FDA webpage: https://www.fda.gov/AdvisoryCommittees/CommitteesMeetingMaterials/Drugs/Endocrino logicandMetabolicDrugsAdvisoryCommittee/ucm560480.htm

The NDA for once-weekly semaglutide was submitted to the FDA in December 2016 under the US FDA's Prescription Drug User Fee Act V (PDUFA V) regulation. Semaglutide is currently under review by several regulatory agencies, including the European Medicines Agency and the Japanese Pharmaceuticals and Medical Devices Agency.

About advisory committees

FDA advisory committees are panels of independent experts who advise the FDA on specific questions raised by the FDA as they consider regulatory decisions. The FDA is not bound by the committee’s recommendation, but it takes its advice into consideration when reviewing data concerning the safety and efficacy of marketed drugs or new drug applications.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,400 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 79 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 16, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer